

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2021

Darryl M. Sanders
Chief Executive Officer
CLStv Corp.
2081 Fontainbleau Drive
Conyers, GA 30094

> **Re: CLStv Corp.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 20, 2021**
> **File No. 024-11522**

Dear Mr. Sanders:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

Amendment No. 1 to Form 1-A filed September 10, 2021

Cover Page

1. We note your response to comment 1 and your amended disclosure fixing a price of $.10 per share for both your primary and selling security holder offerings. However, Rule 251(a)(1) of Regulation A limits Tier 1 offerings to $20 million in a 12-month period, and your maximum aggregate offering price is greater than $20 million. Please revise your filing to comply with Rule 251(a)(1) of Regulation A. As a related matter, please also ensure that your offering complies with Rule 251(a)(3) of Regulation A, which restricts the selling security holder component of a company's initial offering and any subsequent

offering in the following 12 months to 30% of the aggregate offering price. Finally, please amend your subscription agreement to reflect the appropriate amount and price of shares for this offering.

Exhibit Index, page 16

2.   We note that you are offering 180,000,000 shares and selling shareholders are offering 7,000,000 shares of common stock. The legal opinion filed covers 18,000,000 shares of common stock. Please have counsel revise the legal opinion to cover all the shares being qualified by you and the selling shareholders. Please refer to Staff Legal Bulletin No. 19 for guidance.

You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services